
September 30, 2011

Via E-mail
Paul A. Scoff
Vice President, General Counsel and Secretary
Sprague Energy Corp.
Two International Drive, Suite 200
Portsmouth, New Hampshire 03801

> **Re:** **Sprague Resources LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-175826**

Dear Mr. Scoff:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comments 1, 2, 8, 15, 17, and 20 from our letter dated August 22, 2011. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than those allowed by Rule 430A, including information regarding the price range.

2. We note your response to our prior comment 4. Please provide for our review a copy of the road show slide presentation prior to first use. Please see Item 19 of Industry Guide 5.

3. We note your response to our prior comment 5, and your statement that Axel Johnson should not be identified as an underwriter, in part, because it will not participate in the distribution of the common units in the initial public offering. However, it appears that Axel Johnson will participate in such distribution. In that regard, we note that Axel

Johnson is the entity that will initially contribute to Sprague Holdings the ownership interests in your predecessor. We also note your disclosure at page 14 that Sprague Holdings has informed you that it intends to distribute the net proceeds received by it from its sale of the common units, together with any proceeds received from you that are attributable to an exercise of the underwriters' option to purchase additional common units, to Axel Johnson. Please revise your filing to identify Axel Johnson as a statutory underwriter.

Use of Proceeds, page 47

4.   We note your response to our prior comment 7. We note that you intend to use the net proceeds to reduce amounts outstanding under the working capital facility of your new credit agreement and that you will then borrow under the working capital facility during the sixty days following the closing of the offering an amount at least equal to the net proceeds of this offering to finance your working capital requirements. Please expand your disclosure to discuss in this section in necessary detail your anticipated working capital requirements for which you will use such amounts from your working capital facility.

5.   We note your revised disclosure at page 47 that all of the net proceeds from the exercise of the overallotment option will be distributed to Sprague Holdings, in whole or in part as reimbursement for certain capital expenditures made by Sprague Holdings with respect to the assets contributed to you. Please revise your filing to clarify the consideration to be given to Sprague Holdings with respect to the contribution of the assets to you. For example, please tell us why you have used the term "in whole or in part" with respect to reimbursement, as this suggests that you may need to provide additional consideration to Sprague Holdings.

Unaudited Pro Forma Cash Available for Distribution, page 55

6.   We note your response to our prior comment 9. If the registrant (1) did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to make the estimated "minimum" "quarterly" distribution for the indicated period or (2) did so but expects potential shortfalls in certain periods, revise all related disclosure to make this clear.

Assumptions and Considerations, page 61

7.   We note your response to our prior comment 12, and your statement that you have concluded that a sensitivity analysis with respect to the effect of commodity prices on your ability to make minimum quarterly distributions would not be helpful to an investor. We also note your response with respect to the limits on your commodity price exposure as a result of your hedging strategy. With a view toward disclosure, please provide us with such a sensitivity analysis that assumes that you have your hedging arrangements in place, to the extent that such hedging arrangements are known.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 90

8.   We note your response to our prior comment 13. It does not appear that you have revised your disclosure to provide additional detail explaining income statement variances between periods. Please revise to provide additional detail describing and quantifying the factors cited as causing material changes to each of your financial statement line items.

Consolidated Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-8

9.   We note your response to our prior comment 22 and your revised pro forma adjustment (i) which discloses the pro forma interest rates used for the six months ended June 30, 2011 and the year ended December 31, 2010 as 6.0% and 5.1%, respectively. Please tell us and disclose how these interest rates reconcile to the assumed interest rate of 2.7% in footnote (5) to the pro forma cash available for distribution table on page 57 of your filing regarding your adjustment for borrowings to finance expansion capital expenditures.

10.   We note your response to our prior comment 24. Please expand footnote (j) to your pro forma financial statements and the introductory language provided on page F-2 to state that these pro forma financial statements are not indicative of future results because of the exclusion of various operating expenses.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-28

11.   We note your response to our prior comment 28. Based on your response, it is not clear why the line item "fair value of derivative instruments" is presented as a component of "changes in assets and liabilities." In connection with your response, please also tell us how you apply the guidance per FASB ASC 230-10-45-27 with regard to your interest rate swaps.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition and Cost of Products Sold, page F-31

12.   We note your response to our prior comment 31. We did not note a discussion of any items that may be dilutive to your sales revenue (e.g., discounts, returns, allowances, etc) as part of your revised policy disclosure. Please revise.

Closing Comments

> We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

> Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

> Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

> You may contact Bob Carroll at (202) 551-3362 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.


Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director


cc: Catherine S. Gallagher (via e-mail)